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                           September 24, 2020

       Richard Stockinger
       Chief Executive Officer
       Fiesta Restaurant Group, Inc.
       14800 Landmark Boulevard, Suite 500
       Dallas, Texas 75254

                                                        Re: Fiesta Restaurant
Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 16,
2020
                                                            File No. 333-248840

       Dear Mr. Stockinger:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Morris at (202) 551-3314 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Wayne Wald, Esq.